UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2024

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

 ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑   Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting



Name of issuer: **ConsumerDirect, Inc.**

Form C-AR

This Annual Report is dated April 30, 2025.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by ConsumerDirect, Inc., a Nevada corporation (the "Company" or “Issuer” as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at

ConsumerDirect.com

no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements which are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

BUSINESS

Company Overview

ConsumerDirect, Inc. ("ConsumerDirect" or the "Company") is a C Corporation organized under the laws of the state of Nevada. The Company is headquartered at 2983 Michelson Dr., Irvine, CA 92612, United States.

ConsumerDirect operates in the financial services industry, offering a comprehensive financial platform to empower individuals in managing their credit, money, and privacy.

The Company's business model revolves around a B2B2C approach, co-branding and white-labeling its platform to over 3,000+ active commissionable monthly partners (3,800 in Q4 2024) and growing, fostering long-term relationships and resulting in positive net partner retention. ConsumerDirect's mission is to provide powerful tools for individuals to achieve their financial potential. The platform integrates unique and patented technologies with a focus on helping consumers control their credit, money, and privacy. ConsumerDirect is a financial technology company that provides innovative solutions to be the one-stop shop for consumers to manage their credit, money, privacy and lending. We operate through a dual revenue stream model, selling into both D2C and B2B2C markets. This diversified approach allows us to generate recurring revenue while scaling our impact across multiple financial ecosystems.

ConsumerDirect's products and services, including features like ScoreBoost, Money Manager, PrivacyMaster, ScamAssist + Resolve, and ScoreBuilder, are designed to improve credit scores and provide financial education. The Company's offerings are accessible to over approximately 300,000+ active subscribers.

The Company's Addressable Markets, Performance and Scalability

Massive Market Need: 93M borrowers can qualify for better loans using the right tools. We provide tools to help consumers control their future scores & qualify for better rates.

Proven Performance: ~ $102M of gross revenue in 2024, 300k+ active subscribers, and consistent profitability.

Scalable Business Model: Greater than 500% Revenue growth since 2019, resulting in over 3,000+ active commissionable monthly partners (3,800 in Q4 2024) and growing, fostering long-term relationships and resulting in positive net partner retention.

The Company holds 22 granted patents and multiple registered trademarks to help give it a unique position in the marketplace.

Former Names

Incorporated in 2003, the Company was formerly known as MyPerfectCredit, Inc., Pathwaydata, Inc., and Platform Technology and Service Corporation, Inc.

Previous Offerings

The Company conducted a Regulation CF offering on StartEngine from December 15, 2023 through March 14, 2024, pursuant to which it issued 4,785,205 shares of Series B Non-Voting Common Stock for cash proceeds of $506,352.48 net of investor fees.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results - 2024 Compared to 2023

Circumstances Which Led to the Performance of Financial Statements:

Net Revenue

For fiscal year 2024, net revenue reached $93,223,418, up from $84,355,223 in 2023. This ~10.5% increase is largely due to an expanding customer base, enhancements in our B2B2C network, and higher average revenue per user.

Cost of Sales

Cost of revenues for fiscal year 2024 totaled $11,792,157, an increase from $9,992,271 in the previous year. This rise is primarily driven by greater utilization of credit-related services and the expansion of our customer base.

Gross Margins

Gross profit for 2024 was $81,431,261, compared to $74,362,952 in 2023. The gross profit margin was ~87% in 2024, down from ~88% in 2023. This decrease in margin is mainly attributable to the increased costs associated with the higher utilization of credit-related services.

Expenses

Total expenses for 2024 amounted to $76,810,628, up from $72,927,447 in 2023. This increase in expenses is linked to higher marketing and variable operational costs due to expanding customer base.

Net Income

Net income for 2024 was $1,915,615, marking an increase from $631,888 in 2023. The growth in net income can be attributed to the significant rise in net revenues, which offset the increases in operating and financial expenses.

Historical Results and Cash Flows

The Company is currently in a mature growth and revenue-generating stage. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because they demonstrate a consistent ability to generate positive net income and manage costs effectively. Past cash was primarily generated through sales, as evidenced by a substantial portion of revenue coming from retail end user transactions. Our goal is to further diversify revenue streams and enhance operational efficiency to sustain and build upon this positive cash flow trend.

Given the Company's track record, we believe historical cash flows provide a reliable foundation for forecasting future financial performance.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $4,540,908.00.

Debt

On April 11, 2023 ("Commencement Date"), the Company entered into a promissory note agreement with JP Morgan Chase Bank (the "Lender") for $330,736 with an interest rate of 6.33% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement. As of December 31, 2024, the remaining outstanding balance was $190,970, of which $107,806 is current.

In September 2021, the Company entered into a line of credit agreement with a bank that allows the Company to borrow up to $10,000,000. On March 25, 2022, the Company entered into an amendment to increase the total borrowing amount to $15,000,000, and to change the interest rate from Adjusted LIBOR Rate, calculated as the sum of 3.75% and the greater of 0.50% or the published rate for a one-month interest period, to Secured Overnight Financing Rate (SOFR), plus 4.25%, and the amendment added a non-usage fee of 0.45% per annum, paid monthly on the unused portion of the facility. Outstanding interest is due monthly under the terms of the agreement.

On June 6, 2024, the Company entered into a third amendment of the line of credit. This amendment converted $8,500,000 to a term loan. The total borrowing base on the line of credit was reduced to $6,000,000, with monthly interest only payments due commencing July 1, 2024, and any remaining principal and interest balance due June 6, 2026. As of December 31, 2024, the remaining outstanding balance was $4,015,000.

During the year ended December 31, 2024, the Company converted $8,500,000 of the outstanding line of credit to a term loan, with quarterly payments of principal plus interest of $531,250, beginning July 1, 2024, with any remaining balance due June 6, 2026. The term loan bears interest at SOFR plus 3.75%. As of December 31, 2024, the remaining outstanding balance was $6,906,250, of which $1,593,750 is current.

As of December 31, 2024, the Company has capital resources available in the form of a line of credit for $1,985,000 from JPMorgan Chase Bank, a receivable from a shareholder in the amount of $6,989,073, and $4,540,908 cash on hand.

The line of credit agreement contains certain financial and nonfinancial covenants with which the Company was in compliance with or had obtained a waiver of as of December 31, 2024.

As of December 31, 2024, the amount available under the line of credit was $1,985,000.

During the year ended December 31, 2022, the Company entered into an equipment line of credit with the same Lender that extended the line of credit. The equipment line is open to purchase assets, and at a future point in time, convert to a note payable. The equipment line of credit is subject to the same interest rate until converted as the line of credit.

As of December 31, 2024, $150,432 was outstanding on the equipment line of credit.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Bryan Coulter
David Bryan Coulter's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Founder, Chairman of the Board, CEO, President, Treasurer, & Director
- Dates of Service: May, 2003 - Present
- Responsibilities: The Founder, Chairman of the Board, and Chief Executive Officer, provides the strategic vision and leadership that drive the company's mission and growth. Sets overall business objectives, guides executive decision-making, and

ensures the company's long-term success in alignment with its core values and market opportunities.

Other business experience in the past three years:

- Title: Board Member, Emerson Maintenance Association
- Dates of Service: November, 2023 – October, 2024
- Responsibilities: Served on the board of directors for the Homeowners Association where he resides. It was a non-compensated position.

Name: Phillip Brian Eaves

Phillip Brian Eaves's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
- Position: Chief Financial Officer
- Dates of Service: April 2023 – Present
- Responsibilities: Oversees the company's financial strategy, planning, and risk management, ensuring fiscal health and long-term growth. Responsible for analyzing market trends, optimizing financial performance, and driving strategic initiatives to support sustainable business expansion.

- Former Position: Executive Vice President-Strategy & Corporate Development
- Dates of Service: November 2021 – March 2023
- Responsibilities: Drove the company's long-term growth by identifying strategic opportunities, partnerships, and expansion initiatives. This role oversaw corporate strategy, potential M&A, and market analysis to enhance business performance and competitive positioning.

Name: Steve R. Reger

Steve R. Reger's current primary role is with the Issuer.

Positions and offices held with the issuer:

- Position: Chief Sales Officer (April 2025 – Present); EVP of Sales (April 2015 – March 2025)
- Responsibilities: Leads all B2B and B2B2C sales efforts, driving revenue growth through strategic partnerships and market expansion. This role oversees sales operations, builds key client relationships, and ensures the execution of effective sales strategies to maximize business opportunities.

Name: Vannak Kho Payabyab

Vannak Kho Payabyab's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller
- Dates of Service: November, 2005 – Present
- Responsibilities: Vannak manages the Accounting and Billing department.

Name: Chris Peery

Chris Peery's current primary role is with the Issuer.
Positions and offices held with the issuer:
- Positions and Dates of Service: Chief Revenue Officer (April 2025 to Present); Chief Technology Officer (January 2005 to March 2025); Chief Marketing Officer (July 1, 2024 to March 2025)
- Responsibilities: Oversees all revenue-generating functions of the company, including sales, marketing, partnerships, and customer success. Responsible for aligning these departments to drive sustainable growth, improve customer acquisition and retention, and maximize customer lifetime value.

Name: Jon Swinth

Jon Swinth's current primary role is with the Issuer.
Positions and offices held with the Issuer:

- Positions and Dates of Service: Chief Technology Officer (April 2025 to Present); Director of Technology (April 2022 – April 2025)
- Responsibilities: Leads the company's technology strategy, overseeing the development, security, and innovation of products and systems to drive business growth and efficiency.

Name: Mee Jee Pineda
Mee Jee Pineda's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Chief Operating Officer
- Dates of Service: March, 2007 – Present
- Responsibilities: Oversees the project management, compliance, and support teams, ensuring operational efficiency and alignment with the company's strategic goals. Responsible for driving process improvements, maintaining regulatory compliance, and optimizing cross-functional collaboration to support business growth and performance.

Other business experience in the past three years:
- Employer: Camada Corp
- Title: President
- Dates of Service: October, 2014 - Present
- Responsibilities: Manages operations of the company

Name: Theodore Russell Schrock
Theodore Russell Schrock's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Chief Data Scientist

- Dates of Service: April, 2021 – Present
- Responsibilities: Responsible for the Company's data strategy, analytics, and financial modeling. Oversees data governance, data product development, AI/ML initiatives, and cross-functional data integration. Manages financial planning, modeling, and sales compensation design in close partnership with leadership across key functions.

Name: Samantha Trovato

Samantha Trovato's current primary role is with the Issuer.

Positions and offices held with the issuer:
- Position: Chief Product Officer (January 2025 – Present); Vice President of Product (May 2020 – December 2025)
- Responsibilities: Leads the vision, strategy, and execution of the Company's product roadmap, ensuring alignment with business goals and customer needs. Oversees product development, product management, user experience, and innovation to drive growth and market differentiation.

Name: Jimena Cortes

Jimena Cortes's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Board Member, VP of Product Partnerships
- Dates of Service: May 2016 – Present
- Responsibilities: Drives strategic collaborations to expand the Company's product offerings and market reach. Responsible for identifying, developing and managing key partnerships that enhance product innovation and business growth. Serves on the Board of Directors.

Name: Rachelle Alexander

Rachelle Alexander's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Board Member, SVP of Support, Corporate Secretary
- Dates of Service: January, 2004 – Present
- Responsibilities: Leads the strategy and operations for delivering exceptional customer support and engagement. Ensures service excellence, drives customer satisfaction, and implements initiatives to enhance the overall customer experience and retention.

Other business experience in the past three years:
- Employer: The Tabitha Outreach Foundation
- Title: Board Member
- Dates of Service: April 2023 – Present
- Responsibilities: Sits on the board of a charity foundation to help make decisions to best service a school in Kenya.

Name: Eric L. Taylor
Positions and offices currently held with the issuer:
- Position: Board Member
- Dates of Service: June 2008 – Present
- Responsibilities: Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our capital stock as of December 31, 2024, by each person whom we know owned, beneficially, more than 20% of the outstanding voting equity securities, calculated on the basis of voting power. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

- Stockholder Name: The DB7C-2002 Trust - David B. Coulter Trustee - Sole Settlor
  - 779,983,265 shares of Series A-1 Preferred Stock
  - 189,724,951 shares of Series A Voting Common Stock
  - Combined Voting Power: 96.97%

RELATED PARTY TRANSACTIONS

Name of Stockholder: David B. Coulter - CEO

Stockholder Relationship to Company: 20%+ Owner

Equity Receivable – Stockholder Advances
From time to time, generally on a monthly basis, the Company provides cash advances to a stockholder who owns more than 20% of the voting securities of the Company. Each monthly advance is recorded as a separate equity receivable on the Company's books and is governed by the following terms:
- Each advance constitutes a new loan with a five-year maturity.

- Principal and interest are due in full at the end of the term.

- The interest rate is set based on the monthly Applicable Federal Rate (AFR) published by the Internal Revenue Service at the time each loan is made.

Material Terms:
As of December 31, 2024 and 2023, the outstanding balances under these equity receivables were approximately $6,989,073 and $9,020,943, respectively.

Governance and Oversight:
All such transactions were reviewed and approved by the Board of Directors.

Corporate Credit Card Program – Personal Guarantee by Stockholder
The Company maintains one or more corporate credit card accounts, with credit limits exceeding $10 Million in the aggregate, that are personally guaranteed by the same stockholder referenced above. As consideration for the personal financial liability associated with the guarantee, the Board of Directors approved a policy granting the stockholder the right to retain all credit card points, rewards, and ancillary benefits associated with such corporate credit card usage.
These credit card programs typically offer a standard cash-back feature of approximately 2% of the transaction amount.

Material Terms:
For the years ended December 31, 2024 and 2023, the stockholder received approximately $1,200,000 and $1,100,000, respectively, in cash back and rewards.

Governance and Oversight:
This arrangement was reviewed and approved by the Board of Directors.

OUR SECURITIES

Capital Structure; Rights of the Securities

The company has authorized Series A-1 Preferred Stock, Series A Voting Common Stock, and Series B Non-Voting Common Stock.

Series A-1 Preferred Stock

The amount of authorized Series A-1 Preferred Stock is 1,000,000,000 shares, with a total of 779,983,265 shares outstanding as of December 31, 2024.

Voting Rights
Series A-1 Shares have 5x voting rights per share.

Material Rights
Shares of Series A-1 Preferred Stock have a liquidation preference equal to $0.00603 per share, subject to adjustment as set forth in the Company's Articles of Incorporation. The Series A-1 Preferred Stock also have five (5) votes per share and vote together with the Series A Voting Common Stock as a single class on an as-converted basis. At any time when any shares of Series A-1 Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter, change or repeal any provision of the Articles of Incorporation of the Company in a manner that adversely affects the powers, preferences, rights or privileges or restrictions of the Series A-1 Preferred Stock, without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66.67%) of

the then-outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series A Voting Common Stock

The amount of authorized Series A Voting Common Stock is 2,000,000,000 shares, with a total of 311,659,859 shares outstanding as of December 31, 2024.

Voting Rights
Except as otherwise required by law or the Company's Articles of Incorporation, the holders of the Series A Voting Common Stock possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock has one vote in respect of each share of Series A Voting Common Stock held by such holder of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Material Rights
The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock together constitute a single class of shares of the capital stock of the Company. Except as otherwise required by law or in the Company's Articles of Incorporation, the holders of the Series A Voting Common Stock possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock has one vote in respect of each share of Series A Voting Common Stock held by such holder of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Series B Non-Voting Common Stock

The amount of authorized Series B Non-Voting Common Stock is 2,000,000,000 shares, with a total of 4,995,127 outstanding as of December 31, 2024.

Voting Rights
There are no voting rights associated with Series B Non-Voting Common Stock except as required by applicable law and not capable of waiver.

Material Rights
The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock together constitute a single class of shares of the capital stock of the Company. Except as otherwise required by law, shares of Series B Non-Voting Common Stock are non-voting and are not entitled to vote on any matters submitted to a vote of shareholders of the Company. Notwithstanding the foregoing, for so long as any shares of Series B Non-Voting Common Stock are outstanding, the Company shall not, without the affirmative vote or written consent of a majority of the outstanding shares of Series B Non-Voting Common Stock, amend, alter or repeal (by merger, consolidation, combination,

reclassification or otherwise) the Company's Articles of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Series A Voting Common Stock) the preferences, rights or powers of the Series B Non-Voting Common Stock.

Equity Unit Incentive Plan

As of December 31, 2024, the Company had an equity unit incentive plan with units that would pay a bonus equivalent to the value tracking one share of the Company's common stock in the event of a liquidity event as defined under the plan. The total number of units outstanding under the plan as of December 31, 2024 was 91,650,000, of which 61,712,500 units were vested and 29,937,500 units were unvested.

Warrants

As of December 31, 2024, the Company had outstanding warrants allowing holders to purchase up to 77,850,000 shares of the Company's Series A Voting Common Stock.

What It Means to be a Minority Holder

Holders of Series B Non-Voting Common Stock of the Company have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, holders of Series B Non-Voting Common Stock may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that an investor owns will go down, even if the value of the Company may go up (or down). If the value increases but there is a dilutive event, an investor would own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), new equity compensation grants, employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, typically preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

Transferability of Securities

For one year, the securities can only be resold:

- As part of an offering registered with the SEC (such as an IPO or DPO);
- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its industry, and all companies in the economy generally, are exposed to. These include, without limitation, risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our Business Projections Are Only Projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any Valuation Is Difficult to Assess

Any valuation for a prior offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and investors may risk overpaying for their investment.

The Transferability of the Securities Is Limited

With respect to any investment in a Regulation CF offering, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment in a Regulation CF offering, there will be restrictions on the securities purchased. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find, or may have difficulty finding, a buyer, and they may have to locate an interested buyer when they do seek to resell their investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in investors losing money on an investment in the Company.

Investments Could be Illiquid for a Long Time

With respect to any investment in a Regulation CF offering, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment, there will be restrictions on how an investor can resell the securities received. More importantly, there are limited established markets for these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in investors losing money on an investment in the Company.

The Company May Undergo a Future Change that Could Affect an Investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on any investment in the Company. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Investor Information Rights are Limited with Limited Post-Closing Disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in an offering. This may be limited information about our business plan and operations because in some categories the Company may not have fully developed certain operations or a long history of providing more disclosures. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of Subsequent Financings May Adversely Impact an Investment in the Company.

We may engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of an investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of additional securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of an existing investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

The Use of Proceeds described in the Company's Form C was an estimate based on the Company's then-current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance or future plans are hypothetical and are based on management's best estimate of the probable results of the Company's operations and may not have been reviewed by the Company's independent accountants.

These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing New Products and Technologies Entails Significant Risks and Uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles.

Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

Investors in the Company's Regulation CF offering have no rights to vote on how the Company will be run and are trusting in Management's discretion in making good business decisions that will grow the value of the Company.

Furthermore, in the event of a liquidation of our company, investors will only be paid out if there is any cash remaining after all of the creditors and preferred shareholders of our Company have been paid out.

Our New Product Could Fail to Achieve the Sales Projections We Expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of an investment in the Company.

We Face Significant Market Competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our Trademarks, Copyrights and Other Intellectual Property Could be Unenforceable or Ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Cost of Enforcing Our Trademarks and Copyrights Could Prevent Us from Enforcing Them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, an investment in the Company could be significantly and adversely affected.

The Loss of One or More of Our Key Personnel, or Our Failure to Attract and Retain Other Highly Qualified Personnel in the Future, Could Harm Our Business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees.

Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of an investment in the Company. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of an investment in the Company.

We Rely on Third Parties to Provide Services Essential to the Success of Our Business

Our business relies on a variety of third-party vendors and service providers, including but not limited to data providers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, an investment in the Company could be adversely impacted by our reliance on these third-party vendors and service providers.

We Generate a Significant Amount of Revenue from a Major Partner. A Reduction in Demand from, or a Material Adverse Development in Our Relationship with, Any Significant Partners May Harm Our Business, Financial Condition, Results of Operations, or Prospects

In 2023 and 2024, we had a single partner representing 11.8% and 17.4% of our total revenues, respectively. Our dependence on major partners subjects us to a number of risks. Any negative changes in demand from these partners or their ability or willingness to perform under their contracts with us or to continue doing business with us after the term of their present contract(s) ends, would harm our business or financial condition, results of operations, and prospects.

Additionally, we have several partners through whose networks we obtain other partners. If we were to experience any material adverse developments with or lose these network partners, it is possible that we could lose the other partners that we obtained through them, which would harm our business or financial condition, results of operations, and prospects.

The Company is Vulnerable to Hackers and Cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber- attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of an investment in the Company.

Economic and Market Conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force Majeure Events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse Publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Volatility

The market for our service may be subject to rapid changes and unpredictable trends, affecting demand and sales.

Market Size and Growth

The size and growth of the market may not be as expected, impacting the Company's ability to capture market share and generate revenue.

Supply Chain Disruptions

Dependence on specific suppliers or manufacturers may expose the company to risks associated with disruptions in the supply chain.

Technology Dependence

Reliance on specific technologies that may become obsolete, or face issues could impact operations and competitiveness.

Regulatory Changes

Changes in regulations or failure to comply with existing regulations may lead to legal challenges, fines, or business interruptions.

Data Breach Risks

Potential breaches in data security leading to the compromise of sensitive information could harm the Company's reputation and operations.

Litigation

On December 1, 2021, ConsumerDirect filed a lawsuit against Array US, Inc. and Pentius LLC, alleging trademark infringement, unfair competition, interference with contract, and other related claims and seeking over $7 million in damages. Array asserted a counterclaim against ConsumerDirect alleging interference with prospective economic advantage and other related claims. Array was awarded $1.3 million in damages, and punitive damages are scheduled for a retrial in September 2025. ConsumerDirect posted a $1.8 million bond to stay enforcement of the $1.3 million actual damages portion of the original judgment pending ConsumerDirect's appeal to set aside that judgment. ConsumerDirect's appeal also will seek reinstatement of its affirmative claims for damages against Array. The appeal process could take approximately another year or more to resolve.

From time to time, the Company is involved in certain legal matters or claims which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

CERTIFICATION

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

IN WITNESS THEREOF, this Certification has been executed as of April 30, 2025.

ConsumerDirect, Inc.

By: /s/ David B. Coulter

Name: David B. Coulter

Title: CEO